EXHIBIT 11

HILTON HOTELS CORPORATION AND SUBSIDIARIES

Computation of Per Share Earnings

	YEARS ENDED DECEMBER 31,
	2003	2004	2005
Basic
Net income (in millions)	$164	238	460

Weighted average common shares	377,941,000	384,362,000	382,790,000

Basic earnings per common share	$0.43	0.62	1.20

Diluted
Income (in millions)
Net income	$164	238	460
Add after tax interest applicable to convertible notes	14	12	12
Net income, as adjusted	$178	250	472

Shares
Weighted average common shares—basic	377,941,000	384,362,000	382,790,000
Assuming conversion of convertible notes	26,375,000	25,556,000	25,556,000
Dilutive effect of assumed option exercises (as determined by the application of the treasury stock method)	5,961,000	8,024,000	8,479,000
Common and common equivalent shares as adjusted	410,277,000	417,942,000	416,825,000

Diluted earnings per common share	$0.43	0.60	1.13